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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. 1         )*
                                         -----------

                                AKZO NOBEL N.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 AMERICAN DEPOSITORY RECEIPTS AND COMMON SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   010199305
                        -------------------------------
                                 (CUSIP Number)

                                  May 31, 2004
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [X]   Rule 13d-1 (b)

      [_]   Rule 13d-1(c)

      [_]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     010199305

--------------------------------------------------------------------------------
       1. Names of Reporting Persons.      Brandes Investment Partners, LLC
          I.R.S. Identification Nos. of above persons
          (entities only).    33-0704072
--------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [_]
          (b) [_]
--------------------------------------------------------------------------------
       3. SEC Use Only
--------------------------------------------------------------------------------
       4. Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------
Number of      5. Sole Voting Power
Shares Bene-  ------------------------------------------------------------------
ficially       6. Shared Voting Power        8,289,685 ADR and 17,037,822 ORD
owned         ------------------------------------------------------------------
by Each        7. Sole Dispositive Power
Reporting     ------------------------------------------------------------------
Person With:   8. Shared Dispositive Power  12,135,005 ADR and 17,037,822 ORD
--------------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned by Each
          Reporting Person        12,135,005 ADR and 17,037,822 ORD

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]

      11. Percent of Class Represented by Amount in Row (9)    10.2%
--------------------------------------------------------------------------------
      12. Type of Reporting Person (See Instructions)   IA, PN
--------------------------------------------------------------------------------

CUSIP No.     010199305

--------------------------------------------------------------------------------
       1. Names of Reporting Persons.      Brandes Investment Partners, Inc.
          I.R.S. Identification Nos. of above persons
          (entities only).    33-0090873
--------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [_]
          (b) [_]
--------------------------------------------------------------------------------
       3. SEC Use Only
--------------------------------------------------------------------------------
       4. Citizenship or Place of Organization    California
--------------------------------------------------------------------------------
Number of      5. Sole Voting Power
Shares Bene-  ------------------------------------------------------------------
ficially       6. Shared Voting Power        8,289,685 ADR and 17,037,822 ORD
owned         ------------------------------------------------------------------
by Each        7. Sole Dispositive Power
Reporting     ------------------------------------------------------------------
Person With:   8. Shared Dispositive Power  12,135,005 ADR and 17,037,822 ORD
--------------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned  12,135,005 ADR and 17,037,822 ORD
          by Each Reporting Person              shares are deemed to be
                                                beneficially owned by Brandes
                                                Investment Partners, Inc., as a
                                                control person of the investment
                                                adviser. Brandes Investment
                                                Partners, Inc. disclaims any
                                                direct ownership of the shares
                                                reported in this Schedule 13G,
                                                except for an amount that is
                                                substantially less than one per
                                                cent of the number of shares
                                                reported herein.

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]

      11. Percent of Class Represented by Amount in Row (9)    10.2%
--------------------------------------------------------------------------------
      12. Type of Reporting Person (See Instructions)   CO, OO (Control Person)
--------------------------------------------------------------------------------

CUSIP No.     010199305

--------------------------------------------------------------------------------
       1. Names of Reporting Persons.      Brandes Worldwide Holdings, L.P.
          I.R.S. Identification Nos. of above persons
          (entities only).    33-0836630
--------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [_]
          (b) [_]
--------------------------------------------------------------------------------
       3. SEC Use Only
--------------------------------------------------------------------------------
       4. Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------
Number of      5. Sole Voting Power
Shares Bene-  ------------------------------------------------------------------
ficially       6. Shared Voting Power        8,289,685 ADR and 17,037,822 ORD
owned         ------------------------------------------------------------------
by Each        7. Sole Dispositive Power
Reporting     ------------------------------------------------------------------
Person With:   8. Shared Dispositive Power  12,135,005 ADR and 17,037,822 ORD
--------------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned  12,135,005 ADR and 17,037,822 ORD
          by Each Reporting Person              shares are deemed to be
                                                beneficially owned by Brandes
                                                Worldwide Holdings, L.P., as a
                                                control person of the investment
                                                adviser. Brandes Worldwide
                                                Holdings, L.P. disclaims any
                                                direct ownership of the shares
                                                reported in this Schedule 13G.

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]

      11. Percent of Class Represented by Amount in Row (9)    10.2%
--------------------------------------------------------------------------------
      12. Type of Reporting Person (See Instructions)   PN, OO (Control Person)
--------------------------------------------------------------------------------

CUSIP No.     010199305

--------------------------------------------------------------------------------
       1. Names of Reporting Persons.      Charles H. Brandes
          I.R.S. Identification Nos. of above persons
          (entities only).
--------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [_]
          (b) [_]
--------------------------------------------------------------------------------
       3. SEC Use Only
--------------------------------------------------------------------------------
       4. Citizenship or Place of Organization    USA
--------------------------------------------------------------------------------
Number of      5. Sole Voting Power
Shares Bene-  ------------------------------------------------------------------
ficially       6. Shared Voting Power        8,289,685 ADR and 17,037,822 ORD
owned         ------------------------------------------------------------------
by Each        7. Sole Dispositive Power
Reporting     ------------------------------------------------------------------
Person With:   8. Shared Dispositive Power  12,135,005 ADR and 17,037,822 ORD
--------------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned  12,135,005 ADR and 17,037,822 ORD
          by Each Reporting Person              shares are deemed to be
                                                beneficially owned by Charles
                                                H. Brandes, a control person of
                                                the investment adviser. Mr.
                                                Brandes disclaims any direct
                                                ownership of the shares reported
                                                in this Schedule 13G, except for
                                                an amount that is substantially
                                                less than one per cent of the
                                                number of shares reported
                                                herein.

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]

      11. Percent of Class Represented by Amount in Row (9)    10.2%
--------------------------------------------------------------------------------
      12. Type of Reporting Person (See Instructions)   IN, OO (Control Person)
--------------------------------------------------------------------------------

CUSIP No.     010199305

--------------------------------------------------------------------------------
       1. Names of Reporting Persons.      Glenn R. Carlson
          I.R.S. Identification Nos. of above persons
          (entities only).
--------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [_]
          (b) [_]
--------------------------------------------------------------------------------
       3. SEC Use Only
--------------------------------------------------------------------------------
       4. Citizenship or Place of Organization    USA
--------------------------------------------------------------------------------
Number of      5. Sole Voting Power
Shares Bene-  ------------------------------------------------------------------
ficially       6. Shared Voting Power        8,289,685 ADR and 17,037,822 ORD
owned         ------------------------------------------------------------------
by Each        7. Sole Dispositive Power
Reporting     ------------------------------------------------------------------
Person With:   8. Shared Dispositive Power  12,135,005 ADR and 17,037,822 ORD
--------------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned  12,135,005 ADR and 17,037,822 ORD
          by Each Reporting Person              shares are deemed to be
                                                beneficially owned by Glenn R.
                                                Carlson, a control person of the
                                                investment adviser. Mr. Carlson
                                                disclaims any direct ownership
                                                of the shares reported in this
                                                Schedule 13G, except for an
                                                amount that is substantially
                                                less than one per cent of the
                                                number of shares reported
                                                herein.

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]

      11. Percent of Class Represented by Amount in Row (9)    10.2%
--------------------------------------------------------------------------------
      12. Type of Reporting Person (See Instructions)   IN, OO (Control Person)
--------------------------------------------------------------------------------

CUSIP No.     010199305

--------------------------------------------------------------------------------
       1. Names of Reporting Persons.      Jeffrey A. Busby
          I.R.S. Identification Nos. of above persons
          (entities only).
--------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [_]
          (b) [_]
--------------------------------------------------------------------------------
       3. SEC Use Only
--------------------------------------------------------------------------------
       4. Citizenship or Place of Organization    USA
--------------------------------------------------------------------------------
Number of      5. Sole Voting Power
Shares Bene-  ------------------------------------------------------------------
ficially       6. Shared Voting Power        8,289,685 ADR and 17,037,822 ORD
owned         ------------------------------------------------------------------
by Each        7. Sole Dispositive Power
Reporting     ------------------------------------------------------------------
Person With:   8. Shared Dispositive Power  12,135,005 ADR and 17,037,822 ORD
--------------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned  12,135,005 ADR and 17,037,822 ORD
          by Each Reporting Person              shares are deemed to be
                                                beneficially owned by Jeffrey
                                                A. Busby, a control person of
                                                the investment adviser. Mr.
                                                Busby disclaims any direct
                                                ownership of the shares reported
                                                in this Schedule 13G, except for
                                                an amount that is substantially
                                                less than one per cent of the
                                                number of shares reported
                                                herein.

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]

      11. Percent of Class Represented by Amount in Row (9)    10.2%
--------------------------------------------------------------------------------
      12. Type of Reporting Person (See Instructions)   IN, OO (Control Person)
--------------------------------------------------------------------------------

Item 1(a)  Name of Issuer:

           Akzo Nobel N.V.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           Velperweg 76, P.O. Box 9300, 6800 SB Arnhem, The Netherlands

Item 2(a)  Name of Person Filing:

           (i)   Brandes Investment Partners, LLC

           (ii)  Brandes Investment Partners, Inc.

           (iii) Brandes Worldwide Holdings, L.P.

           (iv)  Charles H. Brandes

           (v)   Glenn R. Carlson

           (vi)  Jeffrey A. Busby

Item 2(b)  Address of Principal Business office or, if None, Residence:

           (i)   11988 El Camino Real, Suite 500, San Diego, CA 92130

           (ii)  11988 El Camino Real, Suite 500, San Diego, CA 92130

           (iii) 11988 El Camino Real, Suite 500, San Diego, CA 92130

           (iv)  11988 El Camino Real, Suite 500, San Diego, CA 92130

           (v)   11988 El Camino Real, Suite 500, San Diego, CA 92130

           (vi)  11988 El Camino Real, Suite 500, San Diego, CA 92130

Item 2(c)  Citizenship

           (i)   Delaware

           (ii)  California

           (iii) Delaware

           (iv)  USA

           (v)   USA

           (vi)  USA

Item 2(d)  Title of Class Securities:

           American Depository Receipts and Common Shares

Item 2(e)  CUSIP Number:

           010199305

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

           (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

           (b) [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c).

           (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

           (d) [_] Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

           (e) [_] An investment adviser in accordance with ss.
                   240.13d-1(b)(1)(ii)(E).

           (f) [_] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(ii)(F).

           (g) [_] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

           (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

           (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

           (j) [X] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

           This statement is filed by Brandes Investment Partners, LLC, an investment adviser registered under the Investment Advisers Act of 1940, its control persons and its holding company. (See, also, Exhibit A.)

Item 4.    Ownership:

           (a)  Amount Beneficially Owned: 12,135,005 ADR and 17,037,822 ORD

           (b)  Percent of Class:  10.2%

           (c)  Number of shares as to which the joint filers have:

                (i)   sole power to vote or to direct the vote:  0

                (ii) shared power to vote or to direct the vote: 8,289,685 ADR and 17,037,822 ORD

                (iii) sole power to dispose or to direct the disposition of:  0

                (iv)  shared power to dispose or to direct the disposition of:
                      12,135,005 ADR and 17,037,822 ORD

Item 5.    Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [_]. N/A

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                              N/A

Item 8.    Identification and Classification of Members of the Group.
                              SEE EXHIBIT A

Item 9.    Notice of Dissolution of Group.
                              N/A

Item 10.   Certification:

           (a) The following certification shall be included if the statement is filed pursuant to ss. 240.13d-1(b):

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 10, 2004
                              BRANDES INVESTMENT PARTNERS, LLC

                              By: /s/ Adelaide Pund
                                 -----------------------------------------------
                                 Adelaide Pund as Attorney-In-Fact for
                                 Charles H. Brandes, President of
                                 Brandes Investment Partners, Inc., a Member

                              BRANDES INVESTMENT PARTNERS, INC.

                              By: /s/ Adelaide Pund
                                 -----------------------------------------------
                                 Adelaide Pund as Attorney-In-Fact for
                                 Charles H. Brandes, President

                              BRANDES WORLDWIDE HOLDINGS, L.P.

                              By: /s/ Adelaide Pund
                                 -----------------------------------------------
                                 Adelaide Pund as Attorney-In-Fact for
                                 Charles H. Brandes, President of
                                 Brandes Investment Partners, Inc., its General Partner

                              By: /s/ Adelaide Pund
                                 -----------------------------------------------
                                 Adelaide Pund as Attorney-In-Fact for
                                 Charles H. Brandes, Control Person

                              By: /s/ Adelaide Pund
                                 -----------------------------------------------
                                 Adelaide Pund as Attorney-In-Fact for
                                 Glenn R. Carlson, Control Person

                              By: /s/ Adelaide Pund
                                 -----------------------------------------------
                                 Adelaide Pund as Attorney-In-Fact for
                                 Jeffrey A. Busby, Control Person

EXHIBIT A

           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
           ---------------------------------------------------------

Pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:

                NAME                             CLASSIFICATION
                ----                             --------------

Brandes Investment Partners, LLC      Investment adviser registered under
(the "Investment Adviser")            Investment Advisers Act of 1940

Brandes Investment Partners, Inc.     A control person of the Investment
                                      Adviser

Brandes Worldwide Holdings, L.P.      A control person of the Investment
                                      Adviser

Charles H. Brandes                    A control person of the Investment
                                      Adviser

Glenn R. Carlson                      A control person of the Investment
                                      Adviser

Jeffrey A. Busby                      A control person of the Investment
                                      Adviser

EXHIBIT B

                 JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1
                 ---------------------------------------------

This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: February 14, 2003

                              BRANDES INVESTMENT PARTNERS, LLC

                              By: /s/ Charles H. Brandes
                                 -----------------------------------------------
                                 Charles H. Brandes, President of
                                 Brandes Investment Partners, Inc., a Member

                              BRANDES INVESTMENT PARTNERS, INC.

                              By: /s/ Charles H. Brandes
                                 -----------------------------------------------
                                 Charles H. Brandes, President

                              BRANDES WORLDWIDE HOLDINGS, L.P.

                              By: /s/ Charles H. Brandes
                                 -----------------------------------------------
                                 Charles H. Brandes, President of
                                 Brandes Investment Partners, Inc., its General Partner

                              By: /s/ Charles H. Brandes
                                 -----------------------------------------------
                                 Charles H. Brandes, Control Person

                              By: /s/ Glenn R. Carlson
                                 -----------------------------------------------
                                 Glenn R. Carlson, Control Person

                              By: /s/ Jeffrey A. Busby
                                 -----------------------------------------------
                                 Jeffrey A. Busby, Control Person

EXHIBIT C

                        DISCLAIMER OF BENEFICIAL OWNERSHIP
                        ----------------------------------

Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby, disclaim beneficial interest as to the shares referenced above, except for an amount equal to substantially less than one percent of the shares reported on this Schedule 13G. None of these entities or individuals holds the above-referenced shares for its/his own account except on a de minimis basis.

EXHIBIT D

                             POWER OF ATTORNEY FOR
                          SCHEDULES 13G AND FORMS 13F

I, Charles Brandes, as director and president of Brandes Investment Partners, Inc., which is a General Partner of Brandes Worldwide Holdings, L.P., and which is also a member of Brandes Investment Partners, LLC, hereby appoint Ian N. Rose and Adelaide Pund as attorneys-in-fact and agents, in all capacities, to execute, on my behalf and on behalf of Brandes Investment Partners, Inc., Brandes Investment Partners, LLC, and Brandes Worldwide Holdings, L.P., to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13G and Forms 13F and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13G and Form 13F) of Brandes Investment Partners, LLC, its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 17th day of February 2004.

                              /s/ Charles H. Brandes
                              ----------------------
                              Charles H. Brandes

EXHIBIT D

                      POWER OF ATTORNEY FOR SCHEDULES 13G

I, Glenn R. Carlson, hereby appoint Ian N. Rose and Adelaide Pund as attorneys-in-fact and agents, in all capacities, to execute, on my behalf, and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13G and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13G) of Brandes Investment Partners, LLC, its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 17th day of February 2004.

                              /s/ Glenn R. Carlson
                              --------------------
                              Glenn R. Carlson

EXHIBIT D

                        POWER OF ATTORNEY FOR SCHEDULES 13G

I, Jeffrey A. Busby hereby appoint Ian N. Rose and Adelaide Pund as attorneys-in-fact and agents, in all capacities, to execute, on my behalf, and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13G and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13G) of Brandes Investment Partners, LLC, its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 17th day of February 2004.

                              /s/ Jeffrey A. Busby
                              --------------------
                              Jeffrey A. Busby